                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2000

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F  X         Form 40-F
                                 ______               ______

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                  No  X
                           ______              ______

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.


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                                   CELANESE AG


On September 5, 2000 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a press release announcing Celanese AG's agreement to purchase Air Products and Chemicals, Inc.'s polyvinyl alcohol business, which release is attached as Exhibit 99.1 hereto and incorporated by reference herein.


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                                    EXHIBITS


               Exhibit No.                  Exhibit
               -----------                  -------
                  99.1                      Press release dated
                                            September 5, 2000
                                            announcing Celanese AG has
                                            signed an agreement to
                                            purchase Air Products and
                                            Chemicals, Inc.'s polyvinyl
                                            alcohol business.


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CELANESE AG
                                         (Registrant)

                                         By:     /s/ P. W. Premdas
                                                -------------------------------
                                         Name : Perry W. Premdas
                                         Title: Member of the Management Board
                                               (Chief Financial Officer)


Date: September 5, 2000


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                                  EXHIBIT INDEX


               Exhibit No.                  Exhibit
               ----------                   -------
                  99.1                      Press release dated
                                            September 5, 2000
                                            announcing Celanese AG has
                                            signed an agreement to
                                            purchase Air Products and
                                            Chemicals, Inc.'s polyvinyl
                                            alcohol business.